貝克·麥堅時律師事務所

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Washington, DC

December 17, 2007

Our Ref: 32201000-000001

By Hand

Securities and Exchange Commission
SEC Headquarters
100 F Street, NE
Washington, DC 20549
USA

SHANGHAI JIN JIANG 12g3-2(b)
File No. 82-35063

Mail stop 00405-Attention to Office of International Corporate Finance (202)551-3450

Ladies and Gentlemen,

Re: Shanghai Jin Jiang International Hotels (Group) Company Limited (the "Company") - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File Ref: 82-35063)

This letter and the enclosed documents are furnished to the Securities and Exchange Commission (the "Commission") pursuant to the referenced exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder.

The purpose of this letter is to furnish to the Commission the overseas regulatory announcements and brief English descriptions of such documents relating to the Company since November 30, 2007, copies of which are enclosed with this letter (a list of index is provided in Annex 1).

This information is being furnished on the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions with regard to this letter, please contact the undersigned in the Hong Kong office of Baker & McKenzie by telephone at 011-852-2846-2342 or by facsimile at 011-852-2845-0476.

On behalf of the Company, thank you for your attention to this matter.

Very truly yours,

Allen Shyu/ Ingrid Ling/ Michele Lam

Encl.

Annex 1

A List of Documents Made Public in connection with the Listing since our last submission on November 30, 2007

1. Announcement of Rights Over Certain Excluded Hotel Businesses, dated December 14, 2007, by the Company.

Jin Jiang
Hotels

Shanghai Jin Jiang International Hotels (Group) Company Limited*
上海錦江國際酒店(集團)股份有限公司

(a joint stock company incorporated in the People's Republic of China with limited liability)

(Stock code: 2006)

RIGHTS OVER CERTAIN EXCLUDED HOTEL BUSINESSES

The Board is pleased to announce that on 14 December 2007, the Company received a written notice from Jin Jiang International, regarding the latest information on certain Excluded Hotel Businesses as described below.

1. EASTERN JIN JIANG

Jin Jiang International entered into an agreement on 12 December 2007 with the other shareholders of Eastern Jin Jiang, pursuant to which the shareholders of Eastern Jin Jiang agree to restructure Eastern Jin Jiang into a limited liability company in accordance with the Company Law of the People's Republic of China and their respective capital contribution to Eastern Jin Jiang after it has been restructured into a limited liability company has been ascertained. Jin Jiang International has however advised that it is not possible to transfer Jin Jiang International's interests in Eastern Jin Jiang to the Company until Eastern Jin Jiang has been successfully restructured into a limited liability company. Jin Jiang International will use its reasonable efforts to procure the restructuring of Eastern Jin Jiang into a limited liability company and will issue a written notice to the Company as soon as practicable after the completion of relevant procedures, so that the Company may determine whether or not to exercise the right to purchase Jin Jiang International's 50% direct and indirect equity interest in Eastern Jin Jiang. The Company will further publish an announcement in relation to Eastern Jin Jiang in due course.

2. JC MANDARIN

Pursuant to the joint venture contract and business licence of JC Mandarin, the joint venture term of JC Mandarin shall expire in August 2008, whereupon the operation of JC Mandarin shall be terminated and Jin Jiang International shall have the right to acquire all the buildings and facilities of JC Mandarin at nil consideration. As advised by Jin Jiang International, after the completion of the liquidation procedures for JC Mandarin, a written notice will be

issued to the Company informing the Company that the Company has the right to purchase Jin Jiang International's entire interest. The Company will further publish an announcement in relation to JC Mandarin in due course.

3. JINYUAN INN AND JIAOZHOU ROAD INN

As informed by Jin Jiang International, Jin Jiang International and its subsidiaries have not yet obtained legal and valid land use rights certificate and building ownership certificates (rights under such certificates can legally be transferred, leased out or otherwise disposed of at the discretion of Jin Jiang International or its subsidiary, and such land and buildings can be legally used for the purposes of hotel operation) for the land and buildings being used by Jinyuan Inn and Jiaozhou Road Inn and it expects that such certificates cannot be obtained by 15 December 2007 (i.e. one year after the listing of the Company's H shares on 15 December 2006). In compliance with its undertaking under the Deed of Non-Competition regarding Jinyuan Inn and Jiaozhou Road Inn, on 10 December 2007, 上海市食品（集團）有限公司 (Shanghai Foods (Group) Limited), a subsidiary of Jin Jiang International has entered into a legally binding letter of intent with an independent third party to transfer its indirect interest in Jinyuan Inn and Jiaozhou Road Inn to such independent third party. The parties to the letter of intent have agreed to use their best endeavors to enter into a transfer agreement within 90 working days from the date of signing of the letter of intent (or such later date as agreed by the parties). The letter of intent shall terminate, if the parties have not entered into a transfer agreement within 90 working days from the date of signing of the letter of intent (or such later date as agreed by the parties). The Company will further publish an announcement in relation to Jinyuan Inn and Jiaozhou Road Inn in due course.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following terms shall have the following meanings:

"Board"	means the board of directors of the Company
"Company"	means 上海錦江國際酒店（集團）股份有限公司 (Shanghai Jin Jiang International Hotels (Group) Company Limited), a joint stock company established in the PRC, the H shares of which are listed on The Stock Exchange of Hong Kong Limited
"Deed of Non-Competition"	means the deed of non-competition dated 20 November 2006 entered into between Jin Jiang International and the Company
"Eastern Jin Jiang"	means 上海東錦江大酒店有限公司(Shanghai Eastern Jin Jiang Hotel Company Limited)
"Excluded Hotel Businesses"	means Eastern Jin Jiang, JC Mandarin, 上海太平洋大飯店有限公司 (Pacific Shanghai Hotel Company Limited), 花園飯店（上海）(Garden Hotel Shanghai), 上海錦江國際實業投資股份有限公司新錦江商旅酒店（分公司）(New Jin Jiang Business Travellers Hotels of Shanghai Jin Jiang International Industrial Investment Company Limited), Jinyuan Inn and Jiaozhou Road Inn

"JC Mandarin"	means 上海錦滄文華大酒店有限公司(Shanghai Jin Cang Mandarin Hotel Company Limited)
"Jiaozhou Road Inn"	means 上海食品集團酒店管理有限公司膠州度假旅館, which is a branch of Shanghai Foods Group Hotel Management Company Limited
"Jin Jiang International"	means 錦江國際（集團）有限公司 (Jin Jiang International Holdings Company Limited), the controlling shareholder of the Company
"Jinyuan Inn"	means 上海食品集團酒店管理有限公司晉元大酒店
"Prospectus"	means the prospectus dated 30 November 2006 issued by the Company

By Order of the Board of
Shanghai Jin Jiang International Hotels (Group) Company Limited
Kang Ming, Yuen Chin Yau
Joint Company Secretaries

Shanghai, the People's Republic of China
14 December 2007

As at the date of this announcement, the executive directors are Mr. Yu Minliang, Ms. Chen Wenjun, Mr. Yang Weimin, Mr. Chen Hao, Mr. Yuan Gongyao, Mr. Xu Zurong, Mr. Han Min and Mr. Kang Ming, the non-executive director is Mr. Shen Maoxing, and the independent non-executive directors are Mr. Ji Gang, Mr. Xia Dawei, Mr. Sun Dajian, Mr. Rui Mingjie, Mr. Yang Menghua, Mr. Tu Qiyu, Mr. Shen Chengxiang and Mr. Lee Chung Bo.

* *The Company is registered as a non-Hong Kong company under Part XI of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) under its Chinese name and the English name "Shanghai Jin Jiang International Hotels (Group) Company Limited".*

END